May 25, 2012

Mr. John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Re:                             Walter Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-13711

VIA COURIER AND EDGAR

Dear Mr. Schwall:

We are writing in response to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 2, 2012 (the “Comment Letter”) relating to the Form 10-K of Walter Energy, Inc. (the “Company”) for the Fiscal Year ended December 31, 2011, as filed by the Company on February 29, 2012. For your convenience, we have reproduced each of the Staff’s comments in this letter, using italicized text, and indicated our response to it directly below each comment. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 2. Properties page 43

1.                                      In future filings please provide disclosure regarding the capacity and utilization of your preparation plants pursuant to paragraph (a) of the Instructions to Item 102 of Regulation SK.

Response: With respect to the Staff’s comments, we confirm that in future Form 10-K filings with the SEC we will include disclosures regarding the capacity and utilization of our preparation plants pursuant to paragraph (a) of the Instructions to Item 102 of Regulation SK.

2.                                      In future filings please summarize your significant capital expenditures pursuant to paragraph (b)(4) of Industry Guide 7.

Response: With respect to the Staff’s comments,  we confirm that in future Form 10-K filings with the SEC we will include a summary of our capital expenditures pursuant to paragraph (b)(4) of Industry Guide 7.

3.                                      We note your disclosure of 81,908 million tones of proven and probable unassigned reserves for your Blue Creek Energy No. 1 property.  Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves as required by paragraph (c) of Industry guide 7.  This includes:

•                  Acreage breakdown by owned, leased or other.

•                  Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

•                  Drill-hole maps showing drill intercepts.

•                  Justifications for the drill hole spacing used at various classification levels.

•                  General cross-sections that indicate the relationship between coal seams, geology and topography.

•                  A detailed description of your procedures for estimating reserves.

•                  The specific criteria used to estimate reserves.

•                  An indication of how many years are left in your longest-term mining plan for each reserve block.

•                  Site specific economic justification for the criteria you used to estimate reserves.

•                  Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in industry Guide 7.

•                  Third party reviews of your reserves that were developed within the last three years.

•                  Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves.  In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal.  If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response: With respect to the Staff’s comments, we confirm that a separate mailing is being sent to Mr. John Coleman as per your request in connection with our responses contained herein, to provide formatted Adobe PDF files in response to the above questions.

Additionally, as requested through your Comment Letter, we acknowledge that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call our outside counsel, Peter Gordon (at 212-455-2605) or Austin Hill (at 713-821-5626), each of Simpson Thacher & Bartlett LLP, or myself (at 205-745-2674) with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

Sincerely,

/s/ Robert P. Kerley
Robert P. Kerley
Chief Accounting Officer

cc:                                Securities and Exchange Commission

Jennifer O’Brien, Esq.

Walter Energy, Inc.

Walter Scheller, Chief Executive Officer

Earl Doppelt, General Counsel and Secretary

Simpson Thacher & Bartlett LLP

Peter Gordon, Esq.

Austin Hill, Esq.